Exhibit (a)(1)(xvi)

ICN Pharmaceuticals, Inc.	International Headquarters ICN Plaza 3300 Hyland Avenue Costa Mesa, California 92626	Telephone: (714) 545-0100 Fax: (714) 641-7215 Telex: 67-0413

Contact:
Adam Weiner
Kekst and Company
212-521-4823

MAJORITY OF OUTSTANDING RIBAPHARM SHARES TENDERED IN ICN
PHARMACEUTICALS OFFER

ICN INCREASES OFFER PRICE TO $6.25 PER SHARE

RIBAPHARM BOARD AGREES TO AMEND RIGHTS PLAN

     Costa Mesa, CA, August 4, 2003 – ICN Pharmaceuticals, Inc. (NYSE: ICN) today announced that a majority of the outstanding shares of common stock of Ribapharm Inc. (NYSE: RNA) not owned by ICN has been tendered into ICN’s cash tender offer of $5.60 per share for all of the outstanding Ribapharm shares that ICN does not already own. According to American Stock Transfer & Trust Company, the Depositary for the offer, as of 5:00 p.m. New York City time on Friday, August 1, 2003, approximately 15,930,492 Ribapharm shares had been tendered and not withdrawn pursuant to the offer (including guaranteed deliveries), representing approximately 53% of the outstanding shares of Ribapharm not owned by ICN.

     Under an agreement between ICN and Ribapharm, ICN is amending its offer to increase the offer price to $6.25 per share. Also under the agreement, ICN is amending the minimum tender condition to require that 66 2/3% of the outstanding Ribapharm shares not held by ICN or its affiliates are tendered into ICN’s offer. Ribapharm agreed to amend its recently adopted stockholder rights plan to make the rights under the rights plan inapplicable to the offer and the subsequent merger.

     Robert W. O’Leary, Chairman and Chief Executive Officer of ICN, stated, “Ribapharm stockholders now have a clear path to receiving the benefits of our substantially increased cash offer. In light of the tenders already received in support of our $5.60 per share offer, coupled with the substantial increase in the offer price announced today, we are confident that a sufficient number of Ribapharm shares will be tendered to satisfy the revised minimum condition.”

     ICN has extended the expiration date of the offer to 5:00 p.m., New York City time, on Tuesday, August 19, 2003. The offer was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, August 1, 2003.

     ICN stated that it expects to promptly mail to Ribapharm stockholders a supplement to its Offer to Purchase and to amend its tender offer statement on file with the Securities and Exchange Commission to reflect the increased offer price and other relevant changes.

     ICN’s Offer to Purchase and certain other documents are on file with the Securities and Exchange Commission. Ribapharm stockholders and other interested parties are urged to read ICN’s Offer to Purchase and other relevant documents filed with the SEC because they contain important information. These offering materials, together with a letter of transmittal, have been mailed to Ribapharm stockholders. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

     The Depositary for the tender offer is the American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004. Banks and brokers call collect (212) 440-9800. All others call toll free (800) 965-5215.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

     FORWARD-LOOKING STATEMENTS

     This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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